Exhibit 99.1

Question: How do I enter my personal information on the KoreConX website and cast my vote?

To vote:

1.     Log in to KoreConX (thechosen.koreconx.com)

2.     Click "Portfolio"

3.     Click "The Chosen"

4.     Click "Meetings"

5.     You will see the votes on the "Meetings" tab

To enter your your Social Security Number in KoreConX, here are the steps:

1.     Log in to KoreConX (thechosen.koreconx.com)

2.     Click your name on the top right of the page

3.     Click "Personal Profile"

4.     Click KYC Information and enter your Social Security Number where it says National ID.

To enter your payment information follow these steps:

1.     Log in to KoreConX (thechosen.koreconx.com)

2.     Click your name on the top right of the page

3.     Click "Personal Profile"

4.     Click "Payment Information"

5.     Enter your bank account and routing number in the ACH information area.

Question: What is the purpose of the third proposal and why is it necessary?	Answer: This proposal is customary language in many public proxies. It allows the Manager to reschedule the meeting in the event that there are insufficient votes to approve the transaction. For example, if a large stockholder was unavailable to cast their vote, the manager may elect to adjourn and reschedule. This scenario is highly unlikely but the proposal is typically included to allow for the unexpected.
Question: After my original investment is repaid plus 20% (total of 120%) will I continue to receive financial benefit from my investment in the future?	Answer: If and when any dividends/distributions are approved by the Board of Directors (ie, the Board of Directors is not obligated to make dividends/distributions) preferred holders would get a 120% one-time preference payment prior to common stockholders receiving a dividend/distribution. After receiving the 120% one-time preference payment, your shares will automatically convert from preferred stock to common shares. As a common stockholder, you would have the same ownership percentage you had previously as a preferred stockholder and you would then share pro rata (i.e., based on your % ownership) in any future earnings or dividends/distributions. Future dividends/distributions are not guaranteed and will be based on future company performance and subject to board approval.

Question: Do I have the option to elect not to receive my 120%  payment and instead leave the money invested in the Chosen? Can I reinvest the 120% payment to buy more shares (i.e., reinvest my dividends/distributions)?

Answer: If and when a dividend/distribution is approved by the Board of Directors, we would be obligated to disburse the 120% preference payment to all preferred stockholders. There is no option to reinvest your dividends/distributions. After receiving the 120% one-time preference payment, however, your shares will automatically convert from preferred stock to common shares. As a common stockholder, you would have the same ownership percentage you had previously as a preferred stockholder and you would then share pro rata (i.e., based on your % ownership) in any future earnings or dividends/distributions. While you are under no obligation to donate, You have the option to donate your preference payment to the Come & See Foundation or any other charity of your choice. Please consult your tax advisor on how this may impact your specific circumstance.

Question: Are there any plans for an IPO or opportunities for future investment or the purchase of more shares?	Answer: There are no currently available investment opportunities. Because future capital raises (such as an initial public offering or other issuance of stock) may be subject to SEC disclosures and reporting, we cannot comment on the possibility of future plans.
Question: In KoreConX, the voting options are “yes” and “withhold voting”. To avoid any confusion, how should the stockholder interpret these answers relative to each of the proposals?	Answer: a vote of “yes” means you support the proposal as presented and wish it to pass. A vote of “withhold voting” is effectively a “no” vote meaning you do not support the proposal.
Question: What does the purchase price of $4.5 million represent?	Answer: The $4.5 million referenced in the proxy is the purchase price for the underlying intellectual property rights to The Chosen series and derivative programs; however, simultaneously with the purchase, there will be a perpetual license back to The Chosen of the commercial rights relating to such underlying intellectual property, subject to the “reserved rights”, which are the non-profit rights. Ultimately, the purchase price represents the value of those “reserved rights.” As a result, The Chosen and its stockholders will continue to benefit financially from commercial exploitation of the show.
Question: How does CAS recoup its $150 million contribution?	Answer: The $150 million contribution is recoupable through a revenue participation where CAS receives 5% of specified Chosen revenues or if there is a “liquidity event”. An example of a liquidity event would be the sale of the Company. If a liquidity event does occur, The Chosen will pay back the $150 million (and interest if applicable) less the value of the reserved rights ($4.5 million) and less the accumulated 5% revenue participation paid to CAS.
Question: If I make a donation to CAS can I deduct that amount from my taxes?	Answer: CAS is a designated 501(c)(3) charity so donations made to CAS are considered charitable contributions. However, every taxpayer’s situation is different and you should consult your tax advisor for your specific situation to confirm whether the donations would be tax deductible.
Question: Can you provide additional information on CAS, their board, and their leadership?	Answer: Additional information on the foundation can be found at www.comeandsee.net. Also, here is the video we emailed out and posted in the Facebook group: https://www.youtube.com/watch?v=FXVe1WfGWkY&t=9s
Question: Will stockholders be taxed on their dividend/distribution?	Answer: If a dividend/distribution is made, you will receive a 1099-div from the Chosen at the end of the year. If you choose to donate to CAS, you will also receive a charitable contribution receipt from CAS. As every taxpayer’s situation is different, you will need to consult your tax advisor for your specific situation and the impact to your taxes.
Question: Can I donate a portion of my dividend/distribution to CAS rather than the full amount?	Answer: If a dividend/distribution is made, you will have the option to elect to donate your full payment; however, the system will not allow for partial donations. In the event you would like to donate only a portion of your payment, we recommend you elect to receive your full payment and then you can, at your election, separately donate to CAS through the new Chosen App once launched. As every taxpayer’s situation is different, you will need to consult your tax advisor for your specific situation and the impact to your taxes.
Question: Where do stockholders find the detailed explanation for each of the proposals?	Answer: The proxy filed with the SEC has all the detailed explanations on each proposal (see link here: https://sec.report/Document/0001104659-22-119946/).
Question: Which proposal authorizes the 120% payment to stockholders? If a stockholder votes “no” but the proposal passes, does the stockholder still receive the 120% payment?	Answer: There is no proposal for a dividend/distribution to stockholders. A dividend/distribution will only be made if and when approved by the Board of Directors. However, a “yes” vote for proposal number two not only supports the CAS transaction but also makes it possible for funds to be available for the 120% payment.